UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Contango ORE, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21077F100

(CUSIP Number)

Randy Shefman

Vice President and General Counsel

Royal Gold, Inc.

1144 15th Street, Suite 2500

Denver, Colorado 80202

(303) 573-1660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Royal Gold, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 21077F100	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer .

This Amendment No. 5 (the “Amendment No. 5”) amends the statement on Schedule 13D filed with the SEC on April 16, 2018 (the “Original Schedule 13D”), as amended by:

•	Amendment No. 1 filed on June 29, 2018
•	Amendment No. 2 filed on October 4, 2018
•	Amendment No. 3 filed on January 22, 2019
•	Amendment No. 4 filed on August 2, 2019

This Amendment No. 5 is filed by the Reporting Person with respect to the common stock (the “Common Stock”), $0.01 per share par value, of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098. The Original Schedule 13D, as amended by the amendments listed above, is referred to herein as “Schedule 13D”. Except as set forth below, all Items of Schedule 13D remain unchanged. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is hereby amended as follows:

Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto and incorporated herein by reference are the names, business addresses, present principal occupations or employments, and citizenship of each director and executive officer of Royal Gold, Inc.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby replaced by the following:

Royal Alaska, LLC, a wholly-owned subsidiary of Royal Gold, Inc. prior to the closing of the Transaction (as defined below), and CORE Alaska, LLC, a wholly-owned subsidiary of the Issuer, are the members of Peak Gold, LLC, a joint venture for development of a mining project in Alaska (the “Joint Venture”). CORE Alaska, LLC holds a 60% membership interest and Royal Alaska, LLC holds a 40% membership interest in the Joint Venture. Under the operating agreement for the Joint Venture, Royal Alaska, LLC serves as the manager of the Joint Venture and manages, directs, and controls operations of the Joint Venture.

On September 29, 2020, Royal Gold, Inc. entered into a definitive purchase agreement (the “Purchase Agreement”) with Skip Sub, Inc., a Delaware corporation and wholly owned subsidiary of Kinross Gold Corporation (“Kinross”), pursuant to which Kinross agreed to acquire all of the membership interests of Royal Alaska, LLC for $49,153,840 and 809,744 shares of the Issuer’s common stock for $15 per share, or $12,146,160, from Royal Gold, Inc. for aggregate cash consideration of $61,300,000 million (the “Transaction”). The Transaction closed on September 30, 2020.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of Schedule 13D are hereby replaced by the following:

(a) – (b) As of the date hereof, the Reporting Person holds zero shares of Common Stock of the Issuer.

CUSIP No. 21077F100	13D	Page 4 of 6 Pages

As a result of the Transaction, as of September 30, 2020, the Reporting Person ceased to be a beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Issuer.

To Royal Gold, Inc.’s knowledge, no shares of the Common Stock are beneficially owned by any of the persons listed on Schedule A to this Schedule 13D.

Item 5(c) of Schedule 13D is hereby replaced by the following:

The sole transaction in the Common Stock by the Reporting Person during the past 60 days is set forth in Item 4 and is incorporated herein by reference.

Item 5(e) of Schedule 13D is hereby replaced by the following:

Following the closing of the Transaction as described in Item 4, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby replaced by the following:

Except as described in Items 3, 4 and 5 and in the Purchase Agreement set forth as Exhibits 3 hereto incorporated herein by reference, the Stock Purchase Agreement and Side Letter incorporated herein by reference and previously set forth as Exhibits 1 and 2 to Schedule 13D, Royal Gold, Inc. does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 3.	Purchase Agreement, dated as of September 29,2020, by and between Royal Gold, Inc. and Skip Sub, Inc.

CUSIP No. 21077F100	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2020

ROYAL GOLD, INC.

By:	/s/ Randy Shefman
Name:	Randy Shefman
Title:	Vice President and General Counsel

CUSIP No. 21077F100	13D	Page 6 of 6 Pages

Schedule A

Set forth below is a list of the directors and executive officers of Royal Gold, Inc., setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Royal Gold, Inc.’s knowledge, all directors and officers listed below are citizens of the United States, unless otherwise indicated. Unless otherwise indicated below the business address of each person is c/o Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, CO 80202.

Directors of Royal Gold, Inc.

Name	Present Principal Occupation and Business Address of Such Organization
William Hayes	Retired mining executive
William Heissenbuttel	President and CEO of Royal Gold, Inc.
Kevin McArthur	Retired mining executive
Jamie Sokalsky*	Retired mining executive
Christopher Thompson	Retired mining executive
Ronald Vance	Retired mining executive
Sybil Veenman*	Retired mining executive

Executive Officers of Royal Gold, Inc.

Name	Present Principal Employment
William Heissenbuttel	President and CEO, Royal Gold, Inc.
Paul Libner	CFO and Treasurer, Royal Gold, Inc.
Dan Breeze*	VP Corporate Development, RGLD Gold AG
Mark Isto	Executive VP and COO, Royal Gold Corporation
Randy Shefman	VP and General Counsel, Royal Gold, Inc.
Margaret McCandless	Assistant General Counsel, CCO and Secretary, Royal Gold, Inc.

* Canadian citizen.